cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 8/25

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03051860

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Pier One Road, Suite 201
(No. and Street)

Stevensville (City) Maryland (State) 21666 (Zip Code)

AUG 22 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Ernest O. Brittingham, Jr.~~ (410) 604-3874
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monte J. Loeb, PA, CPA
(Name – *if individual, state last, first, middle name*)

3825 Farragut Avenue (Address) Kensington (City) Maryland (State) 20895 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 26 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 8-27

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

J. TRUDY LEE
NOTARY PUBLIC
CAROLINE COUNTY, MD
My Commission Expires ~~May 18, 2002~~ 05\01\2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2003 & 2002

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2003 & 2002

TABLE OF CONTENTS

MONTE J. LOEB, P.A.
CERTIFIED PUBLIC ACCOUNTANT
3825 FARRAGUT AVENUE
KENSINGTON, MARYLAND 20895

PHONE 301-942-4151
FAX 301-962-7150

INDEPENDENT AUDITOR'S REPORT

August 15, 2003

To the Board of Directors
International Money Management Group, Inc.
Stevensville, Maryland 21666

I have audited the accompanying balance sheets of International Money Management Group, Inc. as of June 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2003 and 2002 and the results of its operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Monte J. Loeb, P. A.

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
BALANCE SHEETS
JUNE 30 ,

		2003		2002
ASSETS				
Cash and cash equivalents	$	1,574	$	11,313
Deposits with clearing organizations		50,000		50,000
Commissions receivable		13,660		21,751
Due from affiliate (note 4)		54,869		44,540
Income tax receivable		-		603
Other Deposit		640		-
Investment at cost		3,300		3,300
Deferred tax asset (note 1)		14,235		8,461
TOTAL ASSETS	$	138,278	$	139,968
LIABILITIES AND STOCKHOLDER'S EQUITY				
Commissions Payable (note 3)	$	17,821	$	31,493
Accounts payable		2,000		-
TOTAL LIABILITIES		19,821		31,493
STOCKHOLDER'S EQUITY				
Capital stock,				
$ .05 par value-2,000,000 shares authorized,				
271,136 shares issued and outstanding		13,557		13,557
Additional paid-in capital		74,443		74,443
Retained Earnings		30,457		20,475
TOTAL STOCKHOLDER'S EQUITY		118,457		108,475
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	138,278	$	139,968

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30,

	2003	2002
GROSS REVENUES		
Mutual fund	$ 306,323	$ 384,652
Stock & bond	54,120	25,546
Variable annuity	33,394	56,292
Other-LLC. & SIPC	-	11,439
Life insurance	24,202	12,052
Variable life	2,682	9,095
TOTAL GROSS REVENUES	420,721	499,076
DIRECT EXPENSES		
Commissions	238,873	276,680
Bonuses	15,435	52,682
TOTAL DIRECT EXPENSES	254,308	329,362
GROSS PROFIT	166,413	169,714
GENERAL AND OVERHEAD EXPENSES		
Overhead (note 4)	152,783	147,307
Licensing and insurance	2,041	7,861
Professional fees	3,296	8,839
Miscellaneous and clearing	5,090	6,355
TOTAL GENERAL AND OVERHEAD	163,210	170,362
NET INCOME (LOSS) FROM OPERATIONS	3,203	(648)
OTHER INCOME		
Interest	787	1,122
Miscellaneous	218	981
TOTAL OTHER INCOME	1,005	2,103
NET INCOME (LOSS) BEFORE TAXES	4,208	1,455
Provision for income taxes (expense) benefit	5,774	(6,396)
NET INCOME (LOSS)	9,982	(4,941)
RETAINED EARNINGS-BEGINNING	20,475	25,416
RETAINED EARNINGS-ENDING	$ 30,457	$ 20,475

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30 ,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 9,982	$ (4,941)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in commissions receivable	8,091	17,715
(Increase) Decrease income tax receivable	603	313
Increase (Decrease) commissions payable	(13,672)	(27,385)
Increase (Decrease) in accounts payable	1,360	(2,969)
(Increase) Decrease in deferred tax assets	(5,774)	6,396
NET CASH PROVIDED BY OPERATING ACTIVITIES	590	(10,871)
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from affiliate, (Increase) Decrease	(10,329)	5,269
NET CASH FROM INVESTING ACTIVITIES	(10,329)	5,269
INCREASE (DECREASE) IN CASH	(9,739)	(5,602)
CASH AT THE BEGINNING OF THE YEAR	11,313	16,915
CASH AT THE END OF THE YEAR	$ 1,574	$ 11,313

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30,

	2003	2002
Stockholder's Equity, Beginning	$ 108,475	$ 113,416
Add: net income	9,982	(4,941)
Stockholder's Equity, Ending	$ 118,457	$ 108,475

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEARS ENDED JUNE 30 ,

	2003	2002
Subordinated Liabilities - Beginning July 1,	-	-
Increase/Decrease in Subordinated Liabilities	-	-
SUBORDINATED LIABILITIES ENDING	-	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

ORGANIZATION AND PURPOSE

International Money management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

BASIS OF ACCOUNTING

The Corporation maintains its books and records on an accrual basis to conform with Generally Accepted Accounting Principles and NASD requirements.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

INCOME TAXES

The Corporation files its Federal and State income tax returns on a cash basis. The company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates. The net deferred tax assets totaling $64,706 as of June 30, 2003 resulted from the use of the cash basis method of income recognition for tax purposes and gave rise to a deferred income tax asset of $ 14,235. The company has a net operating loss carry forward of $56,012 which expires 2023. At June 30, 2002 net deferred tax assets of $38,463 generated a deferred income tax asset of $ 8,461.

The provision for income tax consists of the following:	6/30/03	6/30/02
Deferred tax benefit from NOL carry forward	$ 5,774	$ 7,815
Deferred tax (expense) benefit		(14,211)
Provision (expense) benefit	$ 5,774	$ (6,396)

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

2. **COMMISSIONS RECEIVABLE**

Commissions receivable represent commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

3. **COMMISSIONS PAYABLE**

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

4. **DUE TO/FROM AFFILIATE**

In accordance with an agreement, International Money Management Group, Inc. has with an affiliate, 99% of International Money Management Group, Inc.'s net profit is payable to the affiliate as payment for overhead expense items. Overhead expense for the years ended 6/30/03 and 6/30/02 was $152,783 and $147,307, respectively. Also there was an amount due from its affiliate of $54,869 for 6/30/03 and $44,540 for 6/30/02.

5. **RELATED PARTIES**

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

In accordance with an agreement International Money Management, Group, Inc. pays 99% of its qualifying net income to Bayview Financial Group, Inc., for overhead expenses. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 100% owned by Mr. Brittingham.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6-2/3%) of aggregate indebtedness or $ 5,000, whichever is greater. At June 30, 2003 the Company had net capital of $45,254, which was $40,254 in excess of its required amount of $5,000.

SUPPLEMENTAL SCHEDULES

Schedule I

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES ACT OF 1934 AS OF JUNE 30, 2003

NET CAPITAL		
Total stockholder's equity	$	118,457
LESS NON-ALLOWABLE ASSETS		
Due from affiliate		54,869
Investments		3,300
Other deposit		640
Deferred tax asset		14,235
Commissions receivable: stocks, bonds, annuities		159
Total non-allowable assets		73,203
NET CAPITAL	$	45,254
AGGREGATE INDEBTEDNESS		
Accounts payable	$	2,000
Commissions payable		17,821
Total aggregate indebtedness	$	19,821

COMPUTATION OF REQUIRED NET CAPITAL

Minimum net capital required 6-2/3% of aggregate debt $ 1,320 or $ 5,000, whichever is greater.	$	5,000

SEE ACCOUNTANT'S REPORT

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3 UNDER THE SECURITIES ACT OF 1934
AS OF JUNE 30, 2003

CUSTOMER FUNDS HELD IN EXCESS	$ -
AMOUNT IN RESERVE BANK ACCOUNT	$ -

SEE ACCOUNTANT'S REPORT

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED JUNE 30, 2003

NOTE 1 - RECONCILIATION OF SCHEDULE I

Computation of Net Capital pursuant to Rule 15c-3 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (Focus) for the period ended June 30, 2003.

Net Capital per June 30, 2003 Focus Report	$	45,351
Audit Adjustment		(97)
Net Capital per Schedule I	$	45,254

NOTE II - COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c-3 to exclude certain portions of 15c-3 such as computations of amounts required to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.